UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CrowdGather, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22787P 107 - Common Stock

(CUSIP Number)

Peter Lee, Evelyn Tower, 14th Fl., Flat E
38 Cloudview Rd., North Point, Hong Kong
+852 25708336

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22787P 107 – Common Stock

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Peter Lee

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________________________________________________

	6.	Citizenship or Place of Organization Hong Kong

Number of	7.	Sole Voting Power 7,464,405 (see Item 5 below)
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each	9.	Sole Dispositive Power 7,464,405 (see Item 5 below)
Reporting	10.	Shared Dispositive Power
Person
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,464,405 (see Item 5 below)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 11.55% (see Item 5 below)

	14.	Type of Reporting Person (See Instructions)
IN

PURPOSES OF AMENDMENT

This Amendment No. 1 to Schedule 13D relates to shares of common stock in CrowdGather, Inc., a Nevada corporation (the “Issuer”).  This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission on April 18, 2013 (the “Schedule 13D”) by Peter Lee.  This Amendment No. 1 is being filed to report a change in Mr. Lee’s beneficial ownership as a result of the inadvertent omission of shares beneficially owned by Mr. Lee.  Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is being amended to read in its entirety as follows:

“On April 8, 2013, pursuant to a Securities Purchase Agreement entered into with the Issuer (“Purchase Agreement”), Mr. Lee purchased 300,000 shares of Preferred Stock, which are convertible to 6,000,000 shares of Common Stock and warrants to purchase up to 3,000,000 of Common Stock at an exercise price of $0.08 per share which expire on April 8, 2018 (“Warrants”), in exchange for cash of $300,000 which was from his personal funds.    The Warrants are exercisable commencing on July 12, 2013 and are subject to vesting such that the Warrants shall vest upon Mr. Lee’s purchase of an additional 300,000 shares of Preferred Stock on or before July 12, 2013.  The Warrants also contain a limitation on exercise which prevents Mr. Lee from exercising any Warrants if, after giving effect to the exercise, Mr. Lee would beneficially own more than 4.99% of the outstanding shares of Common Stock. Mr. Lee may elect to increase this limitation to 9.99%, upon not less than 61 days prior written notice to the Issuer.

In addition to the above transaction, Mr. Lee beneficially owns 1,197,738 shares of Common Stock and 266,667 shares of Common Stock underlying common stock purchase warrants which were previously acquired in private transactions .”

ITEM 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is being amended to read in its entirety as follows:

“ Mr. Lee beneficially owns a total of 7,464,405 shares of the Issuer’s Common Stock as follows:

(a) Mr. Lee directly and indirectly owns 7,464,405 shares of the Issuer’s Common Stock which comprises 11.55% of the Issuer’s total issued and outstanding shares assuming the conversion of all of the Preferred Stock owned by Mr. Lee and the exercise of warrants previously acquired by Mr. Lee in private transactions.

(b) Mr. Lee has sole voting and dispositive power as to 7,003,000 shares of Common Stock he owns directly and 194,738 shares of Common Stock and 266,667 shares of Common Stock underlying warrants held in his personal holding company.

(c)  As described in Item 3 above, on April 8, 2013, pursuant to the Purchase Agreement entered into with the Issuer, Mr. Lee purchased 300,000 shares of Preferred Stock, which are convertible to 6,000,000 shares of Common Stock and the Warrants, in exchange for cash of $300,000 which was from his personal funds.   The Warrants are exercisable commencing on July 12, 2013 and are subject to vesting such that the Warrants shall vest upon Mr. Lee’s purchase of an additional 300,000 shares of Preferred Stock on or before July 12, 2013.  The Warrants also contain a limitation on exercise which prevents Mr. Lee from exercising any Warrants if, after giving effect to the exercise, Mr. Lee would beneficially own more than 4.99% of the outstanding shares of Common Stock. Mr. Lee may elect to increase this limitation to 9.99%, upon not less than 61 days prior written notice to the Issuer.

(d) Not Applicable.

(e) Not Applicable. ”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2013

PETER LEE

/s/ Peter Lee
Peter Lee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)